UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                               (Amendment No. 15)


                               Lafarge Corporation
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                 ----------------------------------------------
                         (Title of Class of Securities)


                                   505862-10-2
                                ---------------
                                 (CUSIP Number)


                            Alfred J. Ross, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7058
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 1, 2000
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement  [  ].

                                  SCHEDULE 13D


CUSIP No. 505862-10-2

--------------------------------------------------------------------------------
(1)      Name of Reporting Person
                  I.R.S. Identification No. of Above Person
                  LAFARGE

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if Member of a Group       [x] (a)
                                                              [ ] (b)

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds   OO

--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Item 2(d) or 2(e)               [  ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization        FRANCE

--------------------------------------------------------------------------------

Number of         (7)      Sole Voting Power         38,607,871
Shares                     -----------------------------------------------------
Beneficially      (8)      Shared Voting Power       0
Owned By                   -----------------------------------------------------
Each              (9)      Sole Dispositive Power    38,607,871
Reporting                  -----------------------------------------------------
Person           (10)      Shared Dispositive Power  0
With

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting
                  Person   38,607,871

--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                  [  ]

--------------------------------------------------------------------------------
(13)     Percent of Class Represented
                  by Amount in Row (11)      55.6%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person   CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 505862-10-2

--------------------------------------------------------------------------------
(1)      Name of Reporting Person
                  I.R.S. Identification No. of Above Person
                  CEMENTIA HOLDING A.G.

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if Member of a Group       [x] (a)
                                                              [ ] (b)

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds   OO

--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Item 2(d) or 2(e)               [  ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization        SWITZERLAND

--------------------------------------------------------------------------------

Number of         (7)      Sole Voting Power         15,449,073
Shares                     -----------------------------------------------------
Beneficially      (8)      Shared Voting Power       0
Owned By                   -----------------------------------------------------
Each              (9)      Sole Dispositive Power    15,449,073
Reporting                  -----------------------------------------------------
Person           (10)      Shared Dispositive Power  0
With

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting
                  Person    15,449,073

--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                              [  ]

--------------------------------------------------------------------------------
(13)     Percent of Class Represented
                  by Amount in Row (11)     22.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person   CO

--------------------------------------------------------------------------------

Item 1.  Security and Issuer

                  This Statement amends and supplements the Schedule 13D dated March 21, 1985, as previously amended and supplemented on April 24, 1986, September 26, 1986, December 8, 1986, October 16, 1987, July 8, 1988, August 11, 1988, August 1, 1990, January 17, 1991, April 10, 1991, July 1, 1991, July 13,
1991, January 10, 1992, October 20, 1993, and April 7, 1997, relating to the common stock, $1.00 par value par share (the "Common Stock"), of Lafarge Corporation (the "Company"), filed by Lafarge and Cementia Holding A.G. Unless otherwise defined or provided herein, all terms are used as defined in the
Schedule 13D which this Statement amends.

Item 2.  Identity and Background

                  Item 2 is hereby amended and restated in its entirety as follows:

                  "The persons filing this Statement are Lafarge ("Lafarge"), a corporation organized under the laws of France, and Cementia Holding A.G. ("Cementia"), a corporation organized under the laws of Switzerland and a subsidiary of Lafarge and a member of the Lafarge Group (as defined below). Lafarge and Cementia are hereunder collectively referred to as the "Reporting Persons". Lafarge, in February 1984, had previously filed a statement on
Schedule 13G with respect to the Common Shares.

                  The address of Lafarge's principal business and principal office is 61, rue des Belles Feuilles, 75782 Paris, Cedex 16, France. The address of Cementia's principal business and principal office is Nuschelerstrasse 45, CH-8001 Zurich, Switzerland.

                  Lafarge and its subsidiary and affiliated companies ("Lafarge Group") are principally engaged in the manufacture and sale of most types of cement, concrete and aggregates, aluminous cement, plaster, refractory products and formulated, ready-to-use products. The activities of the Lafarge Group are carried out in numerous countries in Europe, North America, South America, Africa, Asia and the Indian Ocean. Lafarge is a public company whose voting securities are traded on various European stock exchanges.

                  Cementia holds investments in companies active in the building materials industries in Europe, America, Africa and Asia and is also engaged in cement trading and shipping. Cementia is a public company whose voting securities are listed on the Zurich stock exchange. Approximately 98% of Cementia's voting shares are controlled by the Lafarge Group.

                  The name, residence or business address, citizenship and present principal occupation or employment of Lafarge's and Cementia's directors and executive officers, and the name, address and principal business of the corporation (if other than Lafarge or Cementia) in which such employment is conducted, are listed on Schedules I and II, respectively.

                  During the last five years, neither of the Reporting Persons, nor any of the persons listed as directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

                  During the last five years, neither of the Reporting Persons, nor any of the persons listed as directors or executive officers of the Reporting Persons, was a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended by adding at the end thereof the following paragraphs:

                  On March 3, 1997, subsequent to the date of Amendment No. 14 to Schedule 13D, the Lafarge Group acquired an additional 152,618 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $22.42 per Common Share.

                  On June 1, 1999, subsequent to the date of Amendment No.14 to
Schedule 13D, the Lafarge Group acquired an additional 164,167 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $32.09 per Common Share.

                  On September 1, 1999, subsequent to the date of Amendment No.14 to Schedule 13D, the Lafarge Group acquired an additional 201,121 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $26.31 per Common Share.

                  On December 1, 1999, subsequent to the date of Amendment No.14 to Schedule 13D, the Lafarge Group acquired an additional 203,837 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $26.10 per Common Share.

                  On March 1, 2000, subsequent to the date of Amendment No.14 to
Schedule 13D, the Lafarge Group acquired an additional 283,777 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $18.85 per Common Share.

                  On June 1, 2000, subsequent to the date of Amendment No.14 to
Schedule 13D, the Lafarge Group acquired an additional 223,730 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $24.09 per Common Share.

Item 5.  Interest in Securities of the Issuer.

                  Item 5. is hereby amended and restated in its entirety as follows:

                  "As of June 1, 2000, the Lafarge Group beneficially owned, in the aggregate, 38,607,871 Common Shares (computed as provided in Rule 13D-3(d)(1) and including 488,520 shares which there is a right to acquire by exchange of the Exchangeable Shares for Common Shares).

                  Included within the Lafarge Group's aggregate beneficial ownership of Common Shares are 23,017,252 Common Shares (computed as provided in Rule 13D-3(d)(1)) held of record and legally owned by Lafarge Holdings, in which Lafarge owns 100% of the beneficial interest. For purposes of this Statement, the 23,017,252 Common Shares held of record and legally owned by Lafarge Holdings are reported as directly owned by the Lafarge Group.

                  Also included within the beneficial ownership of Common Shares are 15,028,542 Common Shares (computed as provided in Rule 13D-3(d)(1)) held of record and legally owned by Paris-Zurich Holdings, in which Lafarge Holdings owns 48.88 % and Cementia owns 51.12 % of the beneficial interest. For purposes of this Statement, the 15,028,542 Common Shares held of record and legally owned by Paris-Zurich Holdings are reported as directly owned by the Lafarge Group.

                  On a percentage basis, the Lafarge Group's aggregate ownership of 38,607,871 Common Shares (computed as provided in Rule 13D-3(d)(1) and including 488,520 shares which there is a right to acquire) represents the ownership of 55.55 % of the outstanding Common Shares. All calculations of percentages of Common Shares herein are based on the number of Common Shares as reported by the Company to be outstanding as of March 6, 2000 in its annual report for the year ended December 31, 1999 on Form 10-k. Lafarge and its subsidiaries and affiliates beneficially own 38,607,871 Common Shares 55.55% of the outstanding Common Shares). Cementia beneficially owns 15,028,542 Common Shares 22.23 % of the Outstanding Common Shares) directly and as a result of Cementia's right to acquire Lafarge Holdings' 48.88 % interest in Paris-Zurich Holdings.

                  In addition to the Common Shares, there were on June 1, 2000 other outstanding securities with general voting rights in the Company. If all outstanding securities beneficially owned by the Lafarge Group were exchanged for Common Shares, the Common Shares and the other outstanding securities of the Company beneficially owned by the Lafarge Group would represent, as of June 1, 2000, approximately 52.53 % of the total number of votes entitled to be cast at a meeting of shareholders of the Company.

                  If all outstanding securities beneficially owned by the Lafarge Group were converted into or exchanged for Common Shares, the Common Shares and the outstanding securities of the Company held of record and legally owned by Lafarge Holdings, would represent, as of June 1, 2000, approximately
31.32 % of the total number of votes entitled to be cast at a meeting of shareholders of the Company. If all outstanding securities beneficially owned by the Lafarge Group were converted into or exchanged for Common Shares, the Common Shares held of record and legally owned, directly and indirectly, by Cementia would represent, as of June 1, 2000, approximately 21.02 % of the total number of votes entitled to be cast at a meeting of shareholders of the Company. For purposes of this statement, all Company securities held of record and legally owned by Lafarge Holdings and Paris-Zurich Holdings are reported as directly owned by the Lafarge Group.

                  Subject to the terms of the Lafarge Holdings Trust Agreement (filed as an Exhibit to Amendment No. 7 to Schedule 13D and incorporated herein by reference), the Paris-Zurich Trust Agreement (filed as an Exhibit to Amendment No. 9 and incorporated herein by reference) and the Settlor Agreement (filed as an Exhibit to Amendment No. 9 and incorporated herein by reference), Lafarge, directly and indirectly through the Lafarge Group, has the sole power to vote or to direct the vote of, and the power to dispose, or direct the disposition of, all the Common Shares beneficially owned by the Lafarge Group.

                  Cementia, which is approximately 98% owned by the Lafarge Group, has the sole power to vote and to dispose of the 15,028,542 Common Shares held of record and legally owned by Paris-Zurich Holdings.

                  On September 1, 1993, the Lafarge Group acquired an additional 87,130 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $17.076 per Common Share.

                  On October 13, 1993 Lafarge acquired 400,000 Common Shares at $18.25 per Common Share and Cementia acquired 600,000 Common Shares at $18.25 per Common Share pursuant to the 1993 Stock Purchase Agreement. Pursuant to a Stock Transfer Agreement dated as of October 13, 1993 by and between Cementia and Paris-Zurich Holdings, Cementia transferred 600,000 Common Shares to Paris-Zurich Holdings in consideration for 600,000 Paris-Zurich Beneficial Shares, with a value of $18.25 per share. Pursuant to a Stock Transfer Agreement dated as of October 13, 1993 by and between Lafarge and Lafarge Holdings, Lafarge transferred 400,000 Common Shares to Lafarge Holdings in consideration for 400,000 shares of beneficial interest - series E in Lafarge Holdings, with a value of $18.25 per share. Pursuant to a Stock Transfer Agreement dated as of October 13, 1993 by and between Lafarge Holdings and Paris-Zurich Holdings, Lafarge Holdings transferred 400,000 Common Shares to Paris-Zurich Holdings in consideration for 400,000 Paris-Zurich Beneficial Shares, with a value of $18.25 per share. These Common Shares are included in the 37,362,654 Common shares owned by the Lafarge Group.

                  On December 1, 1993, the Lafarge Group acquired and additional 77,572 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $19.26 per Common Share.

                  On January 31, 1994, as the result of the exchange of 1,994,664 Exchangeable Shares into Common Shares by non-members of the Lafarge Group, Lafarge Group's percentage of ownership of Common Shares decreased by more than one percent. On February 28, 1994, as a result of exchange of 492,243 Exchangeable Shares into Common Shares by non-members of the Lafarge Group, Cementia's percentage of ownership of Common Shares decreased by more than one percent. Thereafter, Lafarge Group and Cementia's percentages of ownership of Common Shares further decreased to 59.23% and 23.72%, respectively.

                  On March 1, 1994, the Lafarge Group acquired and additional 66,784 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $22.51 per Common Share.

                  On June 1, 1994, the Lafarge Group acquired and additional 117,531 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $20.71 per Common Share.

                  On September 1, 1994, the Lafarge Group acquired and additional 129,290 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $18.89 per Common Share.

                  On December 1, 1994, the Lafarge Group acquired and additional 144,647 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $16.97 per Common Share.

                  On March 1, 1995, the Lafarge Group acquired and additional 147,419 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $16.696 per Common Share.

                  On June 1, 1995, subsequent to the date of Amendment No. 13 to the Schedule 13D, the Lafarge Group acquired and additional 175,196 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $18.81 per Common Share.

                  On September 1, 1995, the Lafarge Group acquired and additional 166,000 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $19.95 per Common Share.

                  On November 30, 1995, Cementia exchanged 116,009 shares of common stock of Lafarge against 30,017 Common Shares and 390,514 Exchangeable Shares.

                  On December 1, 1995, the Lafarge Group acquired and additional 179,602 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $18.525 per Common Share.

                  On March 1, 1996, the Lafarge Group acquired and additional 188,979 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $17.694 per Common Share.

                  On June 3, 1996, the Lafarge Group acquired and additional 166,115 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $20.235 per Common Share.

                  On September 3, 1996, the Lafarge Group acquired and additional 188,622 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $17.93 per Common Share.

                  On December 2, 1996, the Lafarge Group acquired and additional 196,386 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $18.382 per Common Share.

                  On December 12, 1996, all the Debentures held by the Lafarge Group were redeemed by the Company at 101.4% of their principal amount. As a result of this event,

Lafarge Group's percentage of ownership of Common Shares (computed as provided in Rule 13D-3(d)(i)) decreased from 59.67% to 59.23%.

                  On March 3, 1997, subsequent to the date of Amendment No. 14 to Schedule 13D, the Lafarge Group acquired an additional 152,618 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $22.42 per Common Share.

                  On June 1, 1999, subsequent to the date of Amendment No.14 to
Schedule 13D, the Lafarge Group acquired an additional 164,167 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $32.09 per Common Share.

                  On September 1, 1999, subsequent to the date of Amendment No.14 to Schedule 13D, the Lafarge Group acquired an additional 201,121 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $26.31 per Common Share.

                  On December 1, 1999, subsequent to the date of Amendment No.14 to Schedule 13D, the Lafarge Group acquired an additional 203,837 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $26.10 per Common Share.

                  On March 1, 2000, subsequent to the date of Amendment No.14 to
Schedule 13D, the Lafarge Group acquired an additional 283,777 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $18.85 per Common Share.

                  On June 1, 2000, subsequent to the date of Amendment No.14 to
Schedule 13D, the Lafarge Group acquired an additional 223,730 Common Shares pursuant to the Company's Optional Stock Dividend Plan at $24.09 per Common Share.

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:

                                     LAFARGE


                                     By:
                                        ----------------------------------------
                                         Name:    Alfred J. Ross, Jr.
                                                  Attorney-in-Fact

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:

                                     CEMENTIA HOLDING A.G


                                     By:
                                        ----------------------------------------
                                        Name:     Max Vogeli
                                        Title:    Chief Financial Officer

                                                                      Schedule I

                   Directors and Executive Officers of Lafarge


                  The name, residence or business address, citizenship and present principal occupation or employment of Lafarge's directors and executive officers, and the name, address and principal business of the corporation (if other than Lafarge) in which such employment is conducted, are as follows:



Jean Bailly
61, rue des Belles Feuilles
75782 Paris, Cedex 16, France
French citizen
Honorary Chairman of Lafarge

Jean Francois
61, rue des Belles Feuilles
75782 Paris, Cedex 16, France
French Citizen
Honorary Chairman of Lafarge

Olivier Lecerf
61, rue des Belles Feuilles
75782 Paris, Cedex 16, France
French citizen
Honorary Chairman of Lafarge

Bertrand Collomb
61, rue des Belles Feuilles
75782 Paris, Cedex 16, France
French citizen
Chairman of the Board and Chief Executive Officer of Lafarge

Bernard Kasriel
61, rue des Belles Feuilles
75782 Paris, Cedex 16, France
French citizen
Director and Chief Operating Officer

Jacques Lefevre
61, rue des Belles Feuilles
75782 Paris, Cedex 16, France
French citizen
Director and Chief Operating Officer

Michael Blakenam
61, rue des Belles Feuilles
75782 Paris, Cedex 16, France
British citizen
President of Royal Botanic Gardens Kew
Director of Lafarge

Michel Bon
4, avenue de Camoens
75016 Paris, France
French citizen
Chairman and Chief Executive Officer
of France Telecom
Director of Lafarge

Guilherme Frering
61, rue des Belles Feuilles
75782 Paris, Cedex 16, France
President of Caemi
Mineracao e Metalurgiqua S.A. and of Cimento Mana
Director of Lafarge

Patrice le Hodey
61, rue des Belles Feuilles
75782 Paris, Cedex 16, France
Belgian citizen
Director of Lafarge

Bernard Isautier
26, avenue Foch
75016 Paris, France
French citizen
President of Hurricane Hydro-
carbons Ltd.
Director of Lafarge

Alain Joly
47, boulevard Lannes
75016 Paris, France
French citizen
Chairman and Chief Executive Officer of
L'Air Liquide S.A.
Director of Lafarge

Jean Keller
61, rue des Belles Feuilles
75782 Paris Cedex 16, France
French citizen
Director of Lafarge
Robert W. Murdoch
706 South Union Street

Alexandria, VA 22314
Canadian citizen
Director of Lafarge

Lindsay Owen-Jones
21, rue du Bois de Boulogne
92200 Neuilly sur Seine, France
British citizen
Chairman and Chief Executive Officer of L'Oreal
Director of Lafarge

Raphael Pavin de Lafarge
28, Quai Claude Bernard
69007 Lyon, France
French citizen
Chief Financial Officer of
Etablissement BAUMANN
Director of Lafarge

Michel Pebereau
14, bis rue Mouton-Duvernet
75014 Paris, France
French citizen
Chairman of Banque Nationale de Paris
A French banking institution
Director of Lafarge

Helene Ploix
61, rue des Belles Feuilles
75782 Paris, Cedex 16
France
French citizen

                                   Schedule II

                  Directors and Executive Officers of Cementia

                  The name, residence of business address, citizenship and present principal occupation or employment of Cementia's directors and executive officers, and the name, and principal business of the corporation (if other than Cementia) in which such employment is conducted, are as follows:

Jean-Charles Blatz
Nuschelerstrasse 45
CH-8001 Zurich
Switzerland
French citizen
Member of Management Board of Cementia

Patrick Chapel
Haldenstrasse 65
CH 8048 Zurich
French citizen
Member of Management Board

Serge Feneuille
61, rue des Belles Feuilles
75782 Paris Cedex 16, France
French citizen
Senior Executive Vice President
of Lafarge
Manufacture and sale of cement,
concrete and aggregates, aluminous
cement, plaster, refractory products
and formulated ready-to-use products
Director of Cementia

Richard Flury
Weinplatz 3
CH 8001 Zurich
Swiss citizen
Chairman of Board of Directors

Bruno Lafont
61, rue des Belles Feuilles
75016 Paris Cedex 16, France
French citizen
Senior Executive Vice President and
Chief Financial Officer of Lafarge
Manufacture and sale of cement,
concrete and aggregates, aluminous
cement, plaster, refractory products and formulated ready-to-use products

Director of Cementia

Jacques Lefevre
61, rue des Belles Feuilles
75782 Paris, Cedex 16, France
French citizen
Director and Managing Director
of Lafarge
Manufacture and sale of cement,
concrete and aggregates, aluminous
cement, plaster, refractory products,
formulated and ready-to-use products
Managing Director of Cementia

Alain Le Meur
2, Square Mignot
F 75116 Paris
French citizen
Member of Management Board

Charles Poncet
14, Cours des Bastions
1205 Geneve, Switzerland
Swiss Citizen
Attorney at Etude de Me. Charles Poncet
Director of Cementia

Ernst Schneider
Nuschelerstrasse 45
CH-8001 Zurich
Switzerland
Swiss Citizen
Honorary Chairman of the Board of Directors of Cementia

Urs Steinegger
Nuschelerstrasse 45
CH-8001 Zurich
Switzerland
Swiss Citizen
Director of Cementia

Dr. Georg Stucky
Nuschelerstrasse 45
CH-8001 Zurich
Switzerland
Swiss Citizen
Director of Cementia

Max Vogeli
Nuschelerstrasse 45
CH-8001 Zurich

Switzerland
Swiss Citizen
Member of Management Board and
         Chief Financial Officer of Cementia

Werner Wildschek
Pappelweg 4
CH 8132 Egg
Swiss citizen
Member of Board of Directors